FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  August 11, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated August 11, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: August 11, 2009	By: /s/ Mikael Grahne
Name: Mikael Grahne
Title: President and Chief Executive Officer

  PRESS RELEASE
New York and Stockholm – August 11, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

PROPOSED SALE OF MILLICOM’S CAMBODIAN OPERATIONS

New York and Stockholm, 11 August 2009 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) today announces that it has signed an agreement for the sale of its Cambodian operations to The Royal Group, its partner in Cambodia, for $346m in cash, payable on completion.  This transaction comprises Millicom’s 58.4% holdings in CamGSM, Royal Telecam International and Cambodia Broadcasting Services.  The transaction values the Cambodian operations at an enterprise value of $605 million, which represents 7.1x estimated 2009 EBITDA.

Completion of the transaction is subject to customary financing and regulatory approvals.  If such approvals are obtained, completion is expected to take place before the end of 2009.

Mikael Grahne, President and CEO of Millicom, commented: "We are delighted to reach agreement on the sale of our Cambodian operations to our local partner, the Royal Group.  We are very proud of having played an important role in the development of the leading mobile operator in Cambodia and are very confident of the continued success of Mobitel and its people within the Royal Group.”

Mr Kith Meng, Chairman of the Royal Group of Companies, commented: "I would like to extend my thanks to Millicom, a great partner to Royal Group over the past fourteen years in Cambodia.  Together, we have built what is now the number one company in Cambodia and have contributed significantly to the development of this country.   I would like to thank Mr M.A. Zaman, founding Chairman and minority shareholder for his vision and leadership and all the staff in Cambodia for their dedication to the company.   Thanks to our combined efforts, Royal Group is acquiring a sound business with significant opportunities before it.   We look forward to its continued success."

CONTACTS

Francois-Xavier Roger Telephone:  +352 27 759 327
Chief Financial Officer

Peregrine Riviere Telephone:  +352 691 750 098
Head of External Communications
Millicom International Cellular S.A., Luxembourg

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 308 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.